                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-38872

                              PROSPECTUS SUPPLEMENT
                                       TO
                        PROSPECTUS DATED JANUARY 25, 2001

                                13,693,733 SHARES

                               PET QUARTERS, INC.

                                  COMMON STOCK

                                   ----------

         The following information supplements the information contained in the Prospectus and the post effective Amendment to the Prospectus dated July 10, 2000 and January 25, 2001 respectively. You should read this prospectus supplement and all previous prospectuses carefully before you invest. These documents contain information you should consider when making your investment decision. When used herein, the term "Prospectus" refers to the Prospectus dated July 10, 2000, the post effective Amendment dated January 24, 2001 and all supplements to the Prospectus.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL 17, 2001

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

         You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operation, and prospects may have changed since that date.

                         PROSPECTUS DELIVERY REQUIREMENT

         All underwriters that effect transactions in these securities, whether participating in this offering, may be required to deliver a prospectus to purchasers of these securities.



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                                TABLE OF CONTENTS


                                                                                                           Page No.
                                                                                                           --------
RECENT DEVELOPMENTS...............................................................................................3
RISK FACTORS......................................................................................................3
PRICE RANGE OF COMMON STOCK.......................................................................................4
CAPITALIZATION....................................................................................................4
SUMMARY FINANCIAL DATA............................................................................................5
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............................5



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

                               RECENT DEVELOPMENTS

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         On April 12, 2001, we issued a drawdown notice to Splendid Rock Holdings, Ltd. in connection with the equity line of credit agreement dated March 15, 2000, evidencing an equity draw down facility between us and Splendid Rock Holdings, Ltd. This notice indicated our intent to sell 300,000 shares of our common stock to Splendid Rock Holdings, Ltd. for a price of $0.0516 per share. These purchases resulted in aggregate proceeds of approximately $15,480 being paid and released from escrow to us by Splendid Rock Holdings, Ltd. We are required to pay certain fees and expenses in connection with the sale.

         We expect to use the proceeds of this sale of common stock under the equity line of credit agreement for general corporate purposes. We have been informed by Splendid Rock Holdings that it has reached an agreement with an unaffiliated third party to sell the shares of common stock sold to it pursuant to the drawdown notice.

         The Company had a note due on April 15, 2001 in the amount of $1,450,000. We have negotiated an extension of the note until July 12, 2001, paid the interest current and negotiated a reduction in the interest rate on the note to 9.5%. The note has a secured senior lien on PQ Acquisition Corporation (Humboldt and Maplewood Industries).

                                  RISK FACTORS

         Our Company is highly dependent upon the services of its core group of officers and directors. These include Steve Dempsey, Gregg Rollins, Mike Kelly and Dino Mishova. Because of the expense associated with insuring these persons, the Company does not currently maintain key person life insurance on these individuals. The loss of services of one or more of these individuals would have a significant adverse impact on the Company's long-term planning, financing and operations.

         Our Company continues to require additional capital resources. The Company has reduced staff and other expenses in its effort to become cash-flow positive. The full benefit of expense reduction will not be fully realized until the first quarter of fiscal 2002 (i.e., July through September 2001). Because of the price decline in the Company's stock, accessing capital through the equity line of credit agreement is not as attractive as it once was. The Company is currently reviewing alternate sources of capital which include short and long term borrowing secured by Company assets. The Company's continued growth and viability depends upon continued access to capital.



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

                           PRICE RANGE OF COMMON STOCK

         Since April, 1998, our common stock has traded on the over-the-counter bulletin board under the symbol PDEN. Below are the quarterly high and low closing prices since inception as recorded by the bulletin board. Bid prices were not available.

       Period                                 Low              High
       ------                                 ---              ----
January - March 1999                           9/16          1-13/16
April - June 1999                               7/8          4-19/32
July - September 1999                       2-15/16           6-9/16
October - December 1999                           1          3-11/32
January - March 2000                        2-21/32          5-19/32
April - June 2000                           3-27/32           1-7/32
June - September 2000                           .78             1.26
October - December 2000                         .19             1.06
January - March 2001                           .068             .385

         As of September 15, 2000 , the Company had 2,356 shareholders of record.

                                 CAPITALIZATION

         The following table sets forth our capitalization (i) as of June 30, 2000 and December 31, 2000, on an actual basis, and (ii) as of December 31, 2000, on a pro forma basis to reflect the issuance of 639,659 shares of common stock on January 26, 2000 and the 300,000 shares issued in by this supplement, pursuant to our equity line of credit agreement. The table below should be read in conjunction with our consolidated financial statements and the notes thereto, which are included elsewhere in this prospectus.

                                                  June 30, 2000      December 31, 2000    December 31, 2000
                                                -----------------    -----------------    -----------------
                                                                                              Pro Forma
Notes Payable, Capital Leases and
Convertible Debenture........................   $       1,951,877    $       3,087,612    $       3,087,612

Stockholders Equity:
Convertible Preferred Stock: $0.001
   par value 10,000,000 authorized,
   34,642 issued and 32,769 outstanding......   $              35    $              33    $              33
Common stock: $0.001 par value
   40,000,000 authorized, 18,147,783,
   19,857,648, and 21,347,307
   outstanding...............................   $          18,148    $          20,844    $          21,784
Additional Paid-in-Capital...................   $      33,109,661    $      35,120,499    $      35,285,039
Accumulated Deficit..........................   $     (16,586,531)   $     (22,470,744)   $     (22,470,744)
Unamortized Stock Compensation...............   $         (96,855)   $               0    $               0

     Total Stockholders' Equity..............   $      16,444,458    $      12,670,634    $      12,836,112

     Total Capitalization....................   $      18,396,335    $      15,758,246    $      15,923,724



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

                             SUMMARY FINANCIAL DATA

         The following table sets forth a summary of our statement of operations and balance sheets for the periods presented on a actual basis.

                                                                                 FISCAL YEAR ENDED
                                                                        2000            1999            1998
                                                                    ------------    ------------    ------------
STATEMENT OF OPERATIONS DATA:
Net sales                                                           $ 13,731,147    $    262,470    $     43,835
Gross margin                                                           4,284,747          56,696          21,927
Total Operating Expenses                                              12,849,848       1,114,966         855,119
Operating loss                                                        (8,565,101)     (1,058,270)       (833,192)
Net loss                                                             (11,318,087)     (1,052,265)       (816,179)
Net loss for common stockholders                                     (14,718,087)     (1,052,265)       (816,179)
         Basic and diluted net loss for common
         stockholders per common share                                     (1.18)          (0.09)          (0.10)
         Weighted average shares outstanding used to
         compute basic and diluted net loss for common
         stockholders per common share                                12,482,101      11,453,000       8,568,125
Total assets                                                          21,846,952       1,042,285       1,489,059
Notes payable, capital leases and convertible debenture                1,951,877         325,000             -0-
Total stockholders' equity                                            16,444,458         501,278       1,468,354

         The following table sets forth a summary of our statement of operations for the three month period ended December 31, 2000, as compared to the three month period ended December 31, 1999.

                                                           Three Months Ended December
                                                          ----------------------------
                                                              2000            1999
                                                          ------------    ------------
STATEMENT OF OPERATIONS DATA:
Net Sales                                                 $  3,548,401    $  3,688,148
Gross Margin                                              $    995,461    $  1,253,203
Total Operating Expenses                                  $  3,423,131    $  2,513,184
Operating Loss                                            $ (2,427,670)   $ (1,259,981)
Net loss                                                  $ (2,707,487)   $ (2,742,323)
Net loss for common shareholders
   Basic and diluted net loss for common shareholders            (0.13)          (0.24)
   Basic and diluted shares for common shareholders         20,501,209      11,399,962

BALANCE SHEET DATA:
Total assets                                              $ 19,108,845    $ 21,846,952
Notes payable, capital leases and convertible debenture   $  3,087,612    $  1,951,877
Total stockholders' equity                                $ 12,670,634    $ 16,444,458

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION, AND RESULTS OF OPERATIONS

         The following discussion and analysis contains some forward-looking statements, which are based upon our plans, goals, and objectives for Pet Quarters, Inc. and its management. Such statements are subject to various risks and uncertainties, including our inability to secure ongoing financing. The most important risk concerns the cash to operate the businesses of Pet Quarters, Inc. We have additional loans, some of which are demand loans, which could require additional infusions of capital. Our longer-



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term development plans also require additional capital for completion.
Consequently, the reader should consider that such uncertainties and risks may cause actual results to vary materially from the stated plans, goals, and objectives outlined below. Unless otherwise indicated, this discussion covers the period beginning on October 1, 2000 and concluding on December 31, 2000.

BALANCE SHEET DATA AS OF DECEMBER 31, 2000 COMPARED TO JUNE 30, 2000

Assets: The total assets as of December 31, 2000 were $19,108,845 as compared to $21,846,952 as of June 30, 2000. This is an 13% decrease, which reflects the goodwill that was amortized during the quarter. We had current assets of $3,265,741 including cash of $225,417, inventories of $1,669,785, prepaid expenses and deferred advertising costs of $731,024, accounts receivable of $139,515 and land and building held for sale of $500,000 as of December 31, 2000 as compared to current assets of $3,302,340 including cash of $164,128, inventories of $1,674,002, prepaid expense of $637,425 and building and land held for sale of $500,000 as of June 30, 2000. We have listed the facility in Lonoke, Arkansas for $650,000. The purchase of Humboldt Industries eliminated the original purpose of the facility, and the Company is prepared to sell the Lonoke facility.

Goodwill, net of accumulated amortization, was $14,775,051 as of December 31, 2000 as compared to $17,524,514 as of June 30, 2000. The reduction in goodwill reflects the quarterly amortization of goodwill resulting from the purchase of Humboldt Industries, WeRPets.com, Chartendure Ltd., and AllPets.com. Goodwill relates to recent acquisitions and we are amortizing these acquisitions on schedules that vary between two and five years. We are still developing our e-commerce strategy and believe the carrying amount of goodwill at December 31, 2000 is appropriate. Management has and will continue to evaluate the recoverability in accounting for goodwill.

Intangible assets, net of accumulated amortization, in the amount of $486,744 as of December 31, 2000 include capitalized costs associated with our website as compared to $506,227 as of June 30, 2000. We anticipate website design and development costs will continue and will be capitalized in conformity with Statement of Position (SOP 98-1).

Liabilities and stockholders equity:

Liabilities: Total liabilities of $6,438,211 are reflected as of December 31, 2000 as compared to total liabilities as of $5,402,494 as of June 30, 2000.

Current liabilities total $6,438,211 as of December 31, 2000 as compared to $5,141,558 as of June 30, 2000. They include accounts payable of $2,303,400 as of December 31, 2000 as compared to $2,904,205 as of June 30, 2000. Accrued expenses of $1,047,199 as of December 31, 2000 compared with $546,412 as of June 30, 2000. We had notes payable totaling $3,087,612 for the quarter ended December 31, 2000 including notes payable to related parties and including a $941,044 Debenture, net of discount which has been extended to May 5, 2001. This compares to $1,951,877 in notes and capital leases payable as of June 30, 2000. Related party notes in the amount of $329,989 are secured with a subordinated position on the facility in Lonoke, Arkansas.

Stockholders equity: Common shares increased from 18,147,783 as of June 30, 2000 to 20,844,305, as of December 31, 2000. The increase is the result of the issuance of an additional 850,000 shares through our equity line of credit and 136,657 shares were issued upon conversion from the Company's Series A Preferred.



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Total shareholder equity was $12,670,634 as compared to $16,444,458 as of June
30, 2000. Total liabilities and stockholder's equity was $19,108,845, as of December 31, 2000 as compared to $21,846,952 on June 30, 2000.

Liquidity and Capital Resources: Recently, we obtained additional loans to provide for our cash deficiency. The Company has relied on the equity line of credit to access capital, but given the recent share price the Company may not be able to access the capital needed and is pursing alternative financings. We are actively pursuing this financing; however, there is no assurance we will be successful in these efforts.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2000 COMPARED WITH THE THREE MONTHS ENDED DECEMBER 31, 1999.

Sales: Sales decreased to $3,548,401 for the quarter ended December 31, 2000 from $3,688,148 for the quarter ended December 31, 1999. This is a 4% decrease. The short-fall resulted from a different catalog mailing schedule from the prior year Quarter. Internet sales for the December 2000 quarter were $510,015 as compared to 213,923 in the December 1999 quarter.

Cost of Sales: Cost of sales increased to $2,552,940 as of December 31, 2000 as compared to $2,434,945 as of December 31, 1999. This is a 5% increase and is partially the result of our free shipping policy for online orders received through our allpets.com web site.

Gross margin: Our gross margins declined to 28% for the quarter ended December 31, 2000 as compared to 34% for the same period in 1999. The lower margins are a direct result of our free shipping policy for online sales through our allpets.com web site and an increase in product costs for all divisions.

Selling expenses: Selling expenses of $590,629 for the quarter ended December 31, 2000 and compare with $596,452 for the quarter ended December 31, 1999. The majority of the selling expenses were attributed to the cost of the catalogs. Administrative and general expenses increased to $1,400,348 during the quarter ended December 31, 2000 as compared to $1,470,949 for the quarter ended December 31, 1999. This reflects a 5% decrease. Recently, we have reduced payroll expenses and believe other reductions will occur during the next several quarters. Depreciation and amortization expenses for the quarter were $1,432,154 as compared to $445,783 in the quarter ended December 31 , 2000. The increase is attributed to the amortizations of goodwill relating to the acquisitions of WeRPets.com, Chartendure, Ltd., and AllPets.com. These acquisitions were completed after the end of the December 1999 quarter. The amortizations are expected to continue for one and one-half to three and one-half more years.

Loss from operations was $2,427,670 as of December 31, 2000 as compared to $1,259,981 as of December 31, 1999. The largest part of the increase is from the increased amortization from the acquisitions made during the past year.

Interest expense was $283,722 for the quarter ended December 31, 2000 as compared to $149,913 for the same period in 1999. This increase is due to interest costs of $210,000 charged in the second quarter relating to the beneficial conversion component of extending the convertible debenture.

Income tax benefit: We currently have substantial net operating losses (NOL'S) from inception through December 31, 2000. At this time, no income tax benefit has been recognized.

Net loss: We had a $2,707,987 loss for the quarter as compared to a $2,742,323 loss for the quarter ended December 31, 1999. Non-cash items include the goodwill amortization of Humboldt Industries, WeRPets.com, Chartendure Ltd., and AllPets.com, depreciation expense, and stock compensation



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

expense and the interest costs associated with the beneficial conversion component of the convertible debenture.

Recent Events: The Company had a note due on April 15, 2001 in the amount of $1,450,000. We have negotiated an extension of the note until July 10, 2001 with interest paid current. The note has a secured senior lien on PQ Acquisition Corporation (Humboldt and Maplewood Industries).

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 2000 COMPARED WITH THE SIX MONTHS ENDED DECEMBER 31, 1999.

Sales: Sales for the six-months were $7,521,735 as of December 31, 2000 as compared to $6,198,900 for the six months ended December 31, 1999. Cost of sales was $5,368,949 as of December 31, 2000 as compared to $4,113,152 as of June 30, 2000. Gross margin was $2,152,786 at the end of the six months as compared to $2,085,748 for the same period in 1999.

Operating expenses and costs total $7,671,192 for the six months ended December 31, 2000 as compared to $3,842,802 for the same period in 1999. The increase partially reflects expenses associated with overhead from the acquisitions made in the last year. Additionally, the increase in depreciation and amortization for the six months ended December 31, 2000 as compared to December 31, 1999 reflects a portion of the costs associated with the acquisitions of WeRPets.com, Chartendure, Ltd., and AllPets.com. Loss from operations was $5,518,406 for the six months ended December 31, 2000 as compared to a $1,757,054 loss for the period ended December 31, 1999.

Other income (expense): Total other expense decreased from $2,245,629 as of December 31, 1999 to $365,807 as of December 31, 2000. The decrease reflects loan origination fees and charges associated with the bridge loan in the prior period.

Net Loss: Net loss increased to $5,884,213 for the six months ended December 31, 2000 as compared to $4,002,683 as of December 31, 1999. Net loss per share decreased from ($0.30) for the six months ended December 31, 2000 as compared to ($0.36) as of December 31, 1999.



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